KONARED CORPORATION
1101 Via Callejon #200
San Clemente, CA, 92673-4230

May 12, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mr. John Reynolds
Assistant Director, Office of Beverages, Apparel, and Mining

Re:	KonaRed Corporation (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed July 6, 2015
File No. 333-205496

Ladies and Gentlemen:

Thank you for your phone call on May 12, 2016 with our CFO John Dawe.

The Company's responses below are numbered to correspond with your comments provided in the call.

1.           Page 2, Number of Shares Being Offered, paragraph one:

This paragraph has been amended as follows to include a description of the total number of shares which the Company has issued to Lincoln Park since inception of the Equity Line:

Paragraph one - Prior Wording:
This prospectus covers the resale by the selling stockholders named in this prospectus of up to may offer and sell up to 21,666,667 shares of our common stock, consisting of: (i) 1,666,667 shares of common stock sold to Lincoln Park under the 2015 Purchase Agreement; (ii) 2,666,667 shares of common stock issued to Lincoln Park as the initial commitment shares under the 2015 Purchase Agreement; (iii) up to 15,000,000 shares of common stock that may be sold to Lincoln Park under the 2015 Purchase Agreement; (iv) up to 666,666 shares of common stock that may be issued to Lincoln Park as additional commitment shares under the 2015 Purchase Agreement (see “The Lincoln Park Transactions” for a description of the 2015 Purchase Agreement); and (v) 1,666,667 shares of common stock issued to Peat Financial under the PF Agreement.  See “Selling Stockholders” for additional information regarding Lincoln Park and Peat Financial.

Paragraph one - New Wording (underlining and bolding added for reference):
Our original prospectus covered the resale by the selling stockholders named in this prospectus of up to 21,666,667 shares of our common stock, consisting of: (i) 1,666,667 shares of common stock sold to Lincoln Park under the 2015 Purchase Agreement; (ii) 2,666,667 shares of common stock issued to Lincoln Park as the initial commitment shares under the 2015 Purchase Agreement; (iii) up to 15,000,000 shares of common stock that may be sold to Lincoln Park under the 2015 Purchase Agreement; (iv) up to 666,666 shares of common stock that may be issued to Lincoln Park as Additional Commitment Shares under the 2015 Purchase Agreement (see “The Lincoln Park Transactions” for a description of the 2015 Purchase Agreement); and (v) 1,666,667 shares of common stock issued to Peat Financial under the PF Agreement.  See “Selling Stockholders” for additional information regarding Lincoln Park and Peat Financial. Subsequent to the date of the original prospectus, we have sold 13,650,000 shares and issued 59,189 per sale Additional Commitment Shares to Lincoln Park for a total of 13,709,189 shares issued, and the total remaining shares related to this component of Lincoln Park's shares included in this prospectus has been reduced from the original total of 15,000,000 shares available for sale and 666,666 Additional Commitment Shares available to be issued on a per sale basis to 1,350,000 shares available for sale and 607,477 Additional Commitment Shares available to be issued on a per sale basis for a total of 1,957,477 shares. The Additional Commitment Shares are issued pro rata as Lincoln Park purchases up to the originally agreed amount of $10,250,000 of our common stock as directed by us per the terms of the Purchase Agreement executed June 16, 2015.  For example, if we elect, at our sole discretion, to require Lincoln Park to purchase $100,000 of our stock then we would issue 6,504 Additional Commitment Shares, which is the product of $100,000 (the amount we have elected to sell) divided by $10,250,000 (the remaining total amount we can sell Lincoln Park pursuant to the Purchase Agreement multiplied by 666,666 (the total number of Additional Commitment Shares). Since our share price has moved below the level at which it traded when the Company executed its Share Purchase Agreement with Lincoln Park, the number of per sale Additional Commitment Shares which have been issued to date is below the number originally projected and a larger than originally projected amount of per sale Additional Commitment Shares remain.

2.           Pages 14 & 15, Selling Stockholders table & footnotes:

To provide clarification of the remaining total number of shares which may be issued to Lincoln Park, the 'Total Shares Offered in the Offering' related to Lincoln Park has been amended from 20,000,000 to 1,957,477 and the following footnote (7) has been added:

(7) Represents 1,350,000 remaining shares available for sale plus 607,477 remaining per sale Additional Commitment Shares

Additionally, although not referenced in your comments, we have amended the Securities Offered - Common stock to be offered by the selling stockholders table on page 4 to reflect this same information.

We look forward to completion of your review of the foregoing. Should you have no further comments, we then plan to immediately file a re-dated PEA including current share price data, where applicable.

Should you have any questions, please do not hesitate to contact our Chief Financial Officer John Dawe, at 604.939.2444; or the Company’s legal counsel: Clark Wilson LLP, Attn: Craig Rollins, at 604.891.7785; or yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director

CC: Mr. Jonathan Burr, Mr. James Lopez